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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TigerRisk Capital Strategies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, Suite 3005
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Gonnelli (646) 685-4946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, Floor 3	New York	NY	10022-5722
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Gonnelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TigerRisk Capital Strategies LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Kim Longo
Notary Public-Connecticut
My Commission Expires
August 31, 2019

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIGERRISK CAPITAL STRATEGIES LLC

Financial Statement
December 31, 2015

PUBLIC DOCUMENT

TIGERRISK CAPITAL STRATEGIES LLC

Index



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

TigerRisk Capital Strategies LLC
New York, New York

We have audited the accompanying statement of financial condition of TigerRisk Capital Strategies LLC as of December 31, 2015. This financial statement is the responsibility of TigerRisk Capital Strategies LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TigerRisk Capital Strategies LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.



Crowe Horwath LLP

New York, New York
February 26, 2016

TIGERRISK CAPITAL STRATEGIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	467,386
Accounts receivable		333,000
Due from affiliate		200
Fixed assets, net of accumulated depreciation of $18,782		286,477
Prepaid expenses		123,094
Total assets	$	1,210,157

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	38,770
Due to affiliates		15,261
Deferred rent		60,394
Deferred revenue		56,667
Total liabilities	$	171,092
MEMBER'S CAPITAL		1,039,065
Total liabilities and member's capital	$	1,210,157

See accompanying notes.

Note 1. ORGANIZATION

TigerRisk Capital Strategies, LLC (the Company), a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger & acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority (FINRA) since May of 2015, carries no customer funds or securities and is exempt from the requirement to make computations for the determination of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is headquartered in New York, New York.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Cash and cash equivalents:

For purposes of presentation on the balance sheet, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage limits.

Deferred Revenue:

Deferred revenues arise from non-refundable retainers that have not yet been earned. The deferred revenue is recognized as revenues when considered earned, generally upon the completion of certain investment banking materials or per a predetermined amount of time after commencement of the engagement effort.

Depreciation and Amortization:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is provided on a straight line basis using estimated useful lives of five years. Leasehold improvements are recorded at cost and amortized over the shorter of the estimated useful life or term of lease.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. Customer account balances over 120 days are reviewed by management based on the customer's current creditworthiness and willingness to pay for the work performed. Based on this review, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that are doubtful for collection. Since all customer receivables are believed to be fully collectible, no allowance for doubtful accounts is reflected in the accompanying financial statement.

Income taxes:

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statement does not reflect assets and liabilities related to income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction, New York and Connecticut are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2013.

Fair Value:

The Company's short term financial instruments consist of cash and cash equivalents, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Note 3. RELATED PARTY TRANSACTIONS

At December 31, 2015, the Company has due to and from affiliates in the amount of $200 and $15,261 respectively which is reflected on the accompanying statement of financial condition. The due to affiliates represents amounts due for operational expenses and are non-interest bearing or due on demand.

Note 4. PROPERTY AND EQUIPMENT

The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Furniture & fixtures	$ 194,127	$ (10,635)	$ 183,492
Computer & equipment	39,159	(4,043)	35,116
Leasehold improvements	71,973	(4,104)	67,869
Total	$ 305,259	$ (18,782)	$ 286,477

Note 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. As of December 31, 2015, the Company had net capital of $296,294, which was $281,991 in excess of its required net capital of $14,303.

Note 6. SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statement was issued.

Note 7. CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.